Siren Biotechnology



Dear investors,

This past year has been a major step forward for Siren. When many of you invested, you believed in our mission to harness engineered viruses to help the immune system fight cancer. Over the past year, we moved significantly closer to that goal. Our lead therapy, SRN-101, received FDA clearance for our IND and Fast Track designation for treating recurrent high-grade glioma, allowing us to move toward our first clinical trials. We also launched a collaboration with researchers at UCSF on an investigator-initiated clinical study and expanded our research into additional tumor types. At the same time, we continued strengthening our intellectual property and scientific platform to support future programs. We're incredibly grateful to our community investors for believing in this vision and helping us reach these important milestones.

We need your help!

We need your help!

Our investors can support us by staying engaged with our progress and helping spread awareness about the urgent need for new therapies for brain cancer and other difficult-to-treat cancers. Sharing updates about Siren with friends, family, and broader networks helps increase awareness of our mission and the importance of advancing innovative immunotherapies. We deeply appreciate the support of our community investors and their role in helping amplify the impact of our work.

Sincerely,

Dr. Nicole K. Paulk, PhD
CEO, Founder, and President

Stefano Gurciullo
Dr

How did we do this year?

REPORT CARD

A+

☺ **The Good**

IND for SRN-101 accepted by FDA with Fast Track designation; UCSF submitted an investigator-initiated IND for a small Phase I study

Advanced preclinical studies, including new solid tumor models and organoid studies across additional tumor indications

Submitted major CIRM grant applications, filed two new patents, and held strong partnering meetings at JPM and other conferences

☹ The Bad

Repeated a GMP diluent fill after a potential facility contamination issue at a partner site, delaying manufacturing timelines

Some operational timelines slipped, including CRO selection and transferring our drug product to our storage partner

Broader regulatory and biotech market uncertainty has made development planning more complex

2025 At a Glance

January 1 to December 31



$0

Revenue



-$10,884,000

Net Loss



$377,000 [52%]

Short Term Debt



$22,857,382

Raised in 2025



$11,409,190

Cash on Hand
As of 03/12/25

INCOME　　BALANCE　　NARRATIVE

● Revenues　　● Profit

$0　　　　　　　　　　　　　　　　　　　$0

-$4,666,672

-$10,884,000

2024　　　　　　　　　　　　　　2025

Net Margin: 0%　　Gross Margin: 0%　　Return on Assets: -91%　　Earnings per Share: -$0.96

Revenue per Employee: $0　　Cash to Assets: 99%　　Revenue to Receivables: ~　　Debt Ratio: 3%

📄 Final_SIREN_BIOTECH_Independent_CPA_Audit_Report_2024_and_2023.pdf


We 🤍 Our 1,503 Investors

Thank You For Believing In Us

Content missing

Thank You!

From the Siren Biotechnology Team



Dr. Nicole K. Paulk, PhD

CEO, Founder, and President

Award-winning biotech executive.
Deep patent portfolio. Scientific
Advisory Board member for
renowned companies like Sarepta,
Astellas & Dyno Tx. Former gene...







Dr. Nathalie Clément, PhD

SVP, Vector Development

Gene therapy pioneer for over 25 years. Drug manufacturing expert. Pivotal role at Powell Gene Therapy Center at the...



Dr. Edward Schnipper, MD

Lead, Clinical Development

Expert in clinical trial design for innovative cancer therapies. Previously President & CEO of Cellgate, EVP & Chief Medical...



Lauren Kelly, MS

Director, Preclinical Research

Pharmaceutical trailblazer. Veteran in drug development for multiple disease indications and biologic modalities. Expert...



Dr. Akela Kuwahara, PhD

Chief of Staff and Director, Corporate Strategy

Innovative disruptor. Ex-Gordian Biotech; led next-gen sequencing for longevity gene therapy screening. Smithsonia...

Details

The Board of Directors

Director	Occupation	Joined
Nicole K. Paulk	CEO, Founder @ Siren Biotechnology, Inc.	2020
Sharon Tetlow	CEO, Managing Partner @ Potrero Hill Advisors	2024
Stefano Gurciullo	Managing Partner @ Tau Capital	2025

Officers

Officer	Title	Joined

Nicole K. Paulk	Treasurer	Secretary	CEO	President	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Nicole K. Paulk	4,750,000 Class A common shares	89.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2021	$6,000,000	Preferred Stock	Section 4(a)(2)
11/2023	$2,436,204	Safe	Section 4(a)(2)
12/2024	$18,799,263	Preferred Stock	Section 4(a)(2)
10/2025	$4,058,119		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred	2,375,010	2,375,010	Yes
Class A Common	4,750,000	4,750,000	Yes
Series A Preferred	5,155,485	4,041,110	Yes
Class B Common	14,401,000	133,436	Yes

San Francisco CA 94107 https://www.sirenbiotechnology.com/

Business Description

Refer to the Siren Biotechnology profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Siren Biotechnology is current with all reporting requirements under Rule 202 of Regulation Crowdfunding

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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require to successfully grow our business.

Investors will grant the Chief Executive Officer of the Company an irrevocable proxy with broad power and authority to vote their shares and execute consents on their behalf. In connection with investing in this Offering, each Investor will irrevocably appoint the Chief Executive Officer of the Company, as such Investor's sole and exclusive proxy, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities and all shares of capital stock issuable upon conversion of such the Securities that are owned or may be owned by such Investor, whether directly or indirectly, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "Proxy Shares"). The Chief Executive Officer will be authorized and empowered to act as the Investor's proxy and attorney-in-fact to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Any and all prior proxies and power of attorney given by the Investor with respect to the Securities or the Proxy Shares are hereby revoked and Investor shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the Proxy Shares, deposit any of the Proxy Shares into a voting trust or enter into any agreement (other than the Subscription Agreement and the Investment Agreements (as defined in the Subscription Agreement)), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Shares, in each case, with respect to any of the matters set forth herein. The foregoing proxy and power of attorney, and each of them, is coupled with an interest and shall be irrevocable unless and until that certain Amended and Restated Voting Agreement dated April 8, 2024, as amended or restated (the "Voting Agreement"), terminates or expires pursuant to Section 6 thereof. Thus, by participating in the Offering, Investors will grant broad discretion to the Chief Executive Officer of the Company to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless the Investor is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities and grant broad authority to the Chief Executive Officer to take certain actions on behalf of the Investor. Currently, Nicole Paulk, our Chief Executive Officer, will have the authority with the irrevocable proxy to direct the vote and vote the Securities at her discretion on all matters to be voted upon by stockholders, including with respect of any action by written consent. As a result, Nicole Paulk may be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Nicole Paulk may have interests that differ from you.

Our future success depends on working within the guidelines of relevant federal regulatory agencies (e.g., the US FDA) to satisfy their current review procedures and approval processes.

Our future success depends on the successful granting and protection of our intellectual property. While we have several patents pending, there is no guarantee they will be granted, which could impact our competitive advantage. Additionally, if another company infringes on our intellectual property, we may need to allocate significant financial and legal resources to defend our rights, which could affect our operations and overall business strategy.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but

changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Siren Biotechnology, Inc

Delaware Corporation
Organized September 2020
5 employees
953 Indiana Street
San Francisco CA 94107 https://www.sirenbiotechnology.com/

Business Description

Refer to the Siren Biotechnology profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Siren Biotechnology is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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